UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A., pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

General Meeting of Shareholders of

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.,

Held on 15 March 2013

RESOLUTION PASSED

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

The full text of the resolutions adopted is hereby included:

RESOLUTIONS UNDER AGENDA ITEM ONE

1. Approve, under the terms stated in the legal documentation, the Financial Statements and Management Report of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31st December 2012, as well as the Annual Financial Statements and Management Report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

2. Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. 2012 profits, for the sum of €1,428,307,639.90 (one billion, four hundred and twenty-eight million, three hundred and seven thousand, six hundred and thirty-nine euros, ninety cents) as follows:

•	The sum of €53,472,969.12 (fifty-three million, four hundred and seventy-two thousand, nine hundred and sixty-nine euros, twelve cents) will be used to provision the legal reserve.

•

The sum of €1,083,095,768.50 (one billion, eighty-three million, ninety-five thousand, seven hundred and sixty-eight euros, fifty cents) will be allocated to the payment of dividends, which have been fully paid out prior to this General Meeting in interim payments against the year’s accounts, pursuant to the resolutions adopted by the Bank’s Board of Directors, 27th June and 19th December 2012. It is resolved to ratify insofar as is necessary the aforementioned Board of Directors’ resolutions approving the payout of interim dividends against the accounts for financial year 2012.

•

The sum of €250,485,547.98 (two hundred and fifty million, four hundred and eighty-five thousand, five hundred and forty-seven euros, ninety-eight cents) to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested in the capital increases made in execution of the resolutions adopted by the General Meeting, 16th March 2012, under agenda items 4.1 and 4.2, to implement the system of shareholder remuneration named the “ Dividend Option”.

•

The remaining profit, ie, the sum of €41,253,354.30 (forty-one million, two hundred and fifty-three thousand, three hundred and fifty-four euros, thirty cents) will be used to provision the Bank’s voluntary reserves.

3. Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for 2012.

4. Confer authority on the Chairman & CEO, Mr Francisco González Rodríguez and the Company & Board Secretary, Mr Domingo Armengol Calvo, severally, to file the Annual Financial Statements, Management Reports and Auditor’s Reports for the Bank and its Group, and to issue the corresponding certificates referred to in articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry Regulations.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

RESOLUTIONS UNDER AGENDA ITEM TWO

Under this agenda item, the General Meeting has adopted, in line with the proposal made to the Board of Directors by the Appointments Committee, the re-election, for the term established in the Company Bylaws, of the Chairman & CEO, Mr Francisco González Rodríguez and of the President & COO, Mr Ángel Cano Fernández, as members of the Board of Directors, with their status as executive directors.

Also under this agenda item, the General Meeting has re-elected Mr Ramón Bustamante y de la Mora and Mr Ignacio Ferrero Jordi as members of the Board of Directors, with the status of independent directors for the term of office established in the Company Bylaws.

Consequently, the General Meeting has adopted the following resolutions:

2.1.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr Francisco González Rodriguez, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.2.	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr Ángel Cano Fernández, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.3.-	Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr Ramón Bustamante y de la Mora, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

2.4.	Re-elect to a seat on the board of directors for the three-year term established in the Company Bylaws, Mr Ignacio Ferrero Jordi, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be pursuant to the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

RESOLUTIONS UNDER AGENDA ITEM THREE

1.-	Approval of the common terms of merger (hereinafter the “Terms of Merger”) approved and undersigned by the Boards of Directors of Banco Bilbao Vizcaya Argentaria, S.A. and Unnim Banc, S.A., Sociedad Unipersonal on 31st January 2013.

2.-	Approve as the merger balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. the balance sheet at 31st December 2012, issued by the Company’s Board of Directors, 31st January 2013, verified by the Company’s Auditor, which has been approved by this General Meeting under agenda item one.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

3.-	Consequently, approve the merger by absorption of Unnim Banc, S.A., Sociedad Unipersonal by Banco Bilbao Vizcaya Argentaria, S.A, with a block transfer of the Absorbed Company’s total net assets under title of universal succession to Banco Bilbao Vizcaya Argentaria, S.A. All the rights and obligations of the Absorbed Company, in general and without any reservation or limitation, will be subrogated to the Absorbing Company pursuant to Act 3/2009, 3rd April, on Structural Changes in Mercantile Companies (hereinafter “Act 3/2009”).

The Absorbed Company is fully and directly owned by Banco Bilbao Vizcaya Argentaria, S.A. Thus, pursuant to article 49.1 of Act 3/2009 and as established in the Terms of Merger, it is not necessary to include any reference to the ratio or procedures for exchanging shares or the date after which the new shares will confer the right to a share in corporate earnings; the Absorbing Company will not need to increase its share capital, and no directors’ reports or expert reports will be required on the Terms of Merger.

This resolution for merger by absorption is adopted in strict compliance with the Terms of Merger. The following is hereby stated for the effects of articles 228 of the Companies Registry Regulations and 40.1 of Act 3/2009:

a.	Identification of the entities participating in the merger.

Absorbing Company:

Banco Bilbao Vizcaya Argentaria, S.A., company of Spanish nationality, with registered address in Bilbao, Plaza de San Nicolás number 4, and tax identification number A-48265169. Filed at the Vizcaya Companies Registry, under Volume 2083, Sheet 1, page number BI-17 A.

Absorbed Company:

Unnim Banc, S.A., Sociedad Unipersonal, of Spanish nationality, with registered address in Barcelona, Plaza de Cataluña number 9, and tax identification number A-65609653. Filed at the Barcelona Companies Registry, under Volume 42,672, Sheet 1, page number B-410961.

b.	Structure and purpose of the merger.

The transaction will be carried out through absorption of Unnim by BBVA. On the date when the merger is filed at the registry, all the shares of the Absorbed Company will be fully redeemed and annulled, and the Absorbed Company will be extinguished, transferring its total net assets en bloc to the Absorbing Company, which will acquire them by universal succession.

This merger constitutes a case of special merger, as BBVA (Absorbing Company) is the direct owner of all the shares of Unnim (Absorbed Company), such that the simplified merger procedures will be applicable, as regulated under article 49.1 of Act 3/2009. Thus:

•

BBVA will not increase its share capital, and consequently no provision has to be included in the Terms of Merger with respect to the 2nd and 6th references of article 31 of Act 3/2009, regarding the Absorbed Company’s share exchange ratio and procedures, and the date as of which the new shares will entitle holders to take a share in the corporate earnings (provided there are no new shares).

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

•

Since this is not a cross-border merger, it is not necessary to include any provision in the Terms of Merger with respect to the 9th and 10th references of article 31 of Act 3/2009, regarding the valuation of each company’s net total assets and liabilities which are transferred to the resulting company, and the dates of the financial statements of the companies that are merging to be used to establish the conditions under which the merger is to be carried out.

•	Finally, it is not necessary to draw up the reports by the merging companies’ directors or the experts on the Terms of Merger.

The merger is carried out with the aim of simplifying the BBVA Group’s holding, organisational and operating structure thereby allowing better use of the Group’s resources.

The Absorbed Company is fully owned by the Absorbing Company, such that the merger will make it possible to rationalise and simplify the BBVA Group’s holding and operating structure and optimise its management, bringing the administrative structures of the Absorbed Company within the organisation of the Absorbing Company without altering its capacity to do business.

The merger will permit optimisation of the BBVA Group’s advantages and capacities, especially in designing customer solutions and in drawing up the catalogue of products that will comprise the entity’s offering, improving its funding capacity to the benefit of customers.

This merger will create value from rationalisation of financial costs, reduction of operational risk and enhanced efficiency once the two entities are integrated.

Consequently, the absorption of Unnim by BBVA is based on grounds of efficiency, cost rationalisation and reduction of operational risks, facilitating common management and achieving a more effective management of resources.

c.	The merger’s incidence on industry contributions or ancillary benefits in the Absorbed Company and the compensation that will be granted to the shareholders affected in the resulting company.

There are no industry contributions or ancillary benefits in the Absorbed Company, such that no compensation needs to be granted.

d.	Special rights.

There are no individuals in the merging companies that have been attributed special rights or that hold certificates other than those representing capital, who ought to be granted special rights or offered special options. Consequently, it is not necessary for this matter to be considered in this merger transaction.

e.	Advantages attributed to independent experts and to the directors.

No kind of advantage will be attributed to the directors of any of the merging entities. No independent experts have been hired to issue reports, as this is a case of simplified merger.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

f.	Merger balance sheets.

For the effects established in article 36 of Act 3/2009, the merger balance sheets will be deemed to be the annual balance sheets of BBVA and Unnim for the year ending 31st December 2012.

g.	Date of merger for the accounting record.

Pursuant to the Spanish National Chart of Accounts, for accounting purposes Unnim transactions will be deemed to have been carried out to the account of BBVA as of 1st January 2013.

h.	Bylaws of the company resulting from the merger.

The Company Bylaws of the Absorbing Company need not be amended because of the merger. Their current transcription is attached to these Terms of Merger as Annex I.

i.	Possible consequences of the merger for employment, gender impact on the governing bodies and incidence on the company’s corporate responsibility.

Pursuant to article 44 of the Workers’ Charter Act (consolidated text), adopted under Royal Legislative Decree 1/1995, 24th March, regulating enterprise succession cases, BBVA will assume the employment obligations and rights of Unnim workers.

In the second half of 2012, Unnim began the collective bargaining that culminated in the signature of the Collective Agreement on Reordering of Labour Conditions and Staff Restructuring on 24th October. This lays down the terms on which to comply with the European Commission guidelines, 25th July 2012. The agreement is in the process of implementation. The above notwithstanding, it is stated that no consequence for employment is foreseen as a result of the merger.

No change is expected in the composition of the governing body of the Absorbing Company as a consequence of the merger, so the merger will not have any gender impact on the governing bodies.

The merger will not affect the BBVA’s corporate responsibility.

j.	Tax regulations.

This merger transaction will be subject to the special tax regulations established under Chapter VIII of Title VII of the Consolidated Text of the Corporate Income Tax Act, adopted by Royal Legislative Decree 4/2004, 5th March.

To such purpose, and pursuant to article 96 of said consolidated text, the tax authorities will be notified of the adoption of the special tax regulations option under the terms established by the regulations.

k.	Condition precedent.

The efficacy of the merger is conditional upon authorisation from the Ministry of Economic Affairs & Competitiveness, pursuant to paragraph c) of article 45 of the Banking Act, 31st December 1946, and on obtaining any other authorisations that may be pertinent.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

4.-	The subjection of this merger transaction to the special tax regulations established under Chapter VIII of Title VII of the consolidated text of the Corporate Income Tax Act, adopted by Royal Legislative Decree 4/2004, 5th March. To such purpose, and pursuant to article 96 of said consolidated text, the tax authorities will be notified of the adoption of the special tax regulations option under the terms established by the regulations.

5.-	Without prejudice to the proxies included in other resolutions adopted in today’s AGM, and any other existing proxy, it is resolved:

Confer the Board of Directors, with express powers to pass on this authority to the Executive Committee or the director(s) it deems pertinent or any other person whom the Board expressly empowers for the purpose, with the most broad-ranging faculties required under law for the implementation of the resolutions adopted by this General Meeting under this agenda item three, making any arrangements necessary to obtain due permits and/or filings from the Bank of Spain, the Ministry of Economic Affairs & Competitiveness, the CNMV (Securities Exchange Authority), the entity charged with recording book entries, the Governing Companies of the Securities Exchanges, the Companies Registry and any other public- or private-sector bodies that may be competent in the matter. To such ends, they may (i) establish, complete, develop, amend, remedy omissions and adapt the aforementioned resolutions or the Terms of Merger according to the verbal or written qualifications of the Companies Registrar and any competent authorities, civil servants or institutions; (ii) draw up and publish the announcements required under law regarding the resolutions adopted by this General Meeting; (iii) grant any public and private documents they deem necessary or advisable to implement the resolutions relating to the merger; (iv) place the merger resolutions and the supplementary public and private documents on public record where necessary for the incorporation of the net assets of the Absorbed Company into the Absorbing Company to become operative; (v) verify compliance with the conditions to which the merger is subject; (vi) take necessary actions to ensure that the settlements are made and the credits guaranteed to the creditors that, potentially, might oppose the merger under the terms established under Act 3/2009; (vi) grant all the deeds for the inventory of goods, as appropriate, or any others that may be necessary or advisable to accredit the ownership of the Absorbing Company over the goods and rights acquired as a consequence of the merger by absorption and achieve the filing in the Public Registries of goods subject to filing under the name of the Absorbing Company; (viii) carry out any acts that may be necessary or advisable to successfully implement the resolutions adopted by the General Meeting and, in particular, to achieve their filing at the Companies Registry or other registries in which they may be fileable.

RESOLUTIONS UNDER AGENDA ITEM FOUR

4.1 Increase share capital by an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2012, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2012 stood at €6,154,647,109.12.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Increase share capital by an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1.	Increase of released share capital.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”) to be charged against voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly provided for as required by article 311 of the Corporate Enterprise Act. If the issue is undersubscribed, the capital increase will be for the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprise Act the balance sheet to be used as the basis of the transaction is that of 31st December 2012, duly approved by the Bank’s auditor and by this General Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2012 stood at €6,154,647,109.12.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of free allocation rights to which they would have been entitled.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be registered to whoever can claim ownership and held in deposit. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprise Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The purchase price of each right will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to acquire rights of free allocation will remain in force for a period determined by the Board of Directors during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS’s (American Depository Shares), on the securities markets of New York and Lima under the interchange agreement between both markets. These arrangements also apply to the new shares issued a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprise Act, of the Securities Exchange Act and of other similar or supplementary regulations.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprise Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out. This will be determined by observing the provisions of this resolution, within one (1) year of its adoption, and under the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprise Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not constitute a limitation or restriction:

(i)	To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation and the allocation ratio in accordance with the rules established above.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(v)	To establish the period for trading the rights of free allocation with a minimum of fifteen calendar days beginning on the next trading day as of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

(vi)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii)	To draw up, sign and present the appropriate issue documents to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

(ix)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority), with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, with the Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi)	To draw up and publish any announcements that may be necessary or advisable.

(xii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xiv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

RESOLUTIONS UNDER AGENDA ITEM FIVE

Approval of the conditions for the system of variable remuneration in BBVA shares for 2013 addressed to the management team, including executive directors and members of the senior management.

1.- Approve, for the purposes provided for in article 219 of the Corporate Enterprises Act, the conditions for 2013 in the system of variable remuneration in shares for the BBVA Group Management Team (hereinafter the “System of Variable Remuneration in Shares for the Management Team” or the “System”), established by the General Meeting, 11th March 2011, under agenda item 7, under the following terms:

1.1.	The Management Team Incentive for 2013 (hereinafter the “2013 Incentive”) will have the following characteristics:

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

(a)	Indicators:

The indicators for the 2013 Incentive will be:

•

Performance of the Bank’s Total Shareholder Return (TSR) from 1st January to 2012 to 31st December 2013, benchmarked against the TSR performance of the following peer group of banks over the same period: BNP Paribas, Société Genérale, Deutsche Bank, UniCredito Italiano, Intesa San Paolo, Banco Santander, Crédit Agricole, Barclays, Lloyds Banking Group, Royal Bank of Scotland, UBS, Crédit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase and Wells Fargo.

•	The Group’s Recurring Adjusted Economic Profit (EP) in constant euros without one-offs.

•	The Group Net Attributable Profit, calculated without one-offs.

To calculate the exact number of BBVA shares that will vest to each beneficiary, the number of “units” initially allocated will be divided into three parts, each linked to one indicator according to the weightings established for each. Each of these will be multiplied by coefficients of between 0 and 2 as a function of a scale defined for each indicator.

For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group during the benchmarking period.

The price of the shares that will vest under the 2013 Incentive will be the opening price listed on the market on the day of vesting.

(b)	Beneficiaries: The 2013 Incentive is addressed to the members of the BBVA Group Management Team, who have such status on the date on which this resolution is approved, including executive directors and members of the Management Committee. For 2013, the initial estimate of the number of Incentive beneficiaries is 2,200. However, some may leave and others join the 2013 Incentive whilst it is in force.

(c)	Duration: The 2013 Incentive will remain in force from 1st January 2013 to 31st December 2013.

(d)	Settlement and payment of the 2013 Incentive: The 2013 Incentive will be settled during the first quarter of 2014, although early settlement may take place under conditions established in the implementing measures for this resolution.

The beneficiaries may avail of shares that may stem from the 2013 Incentive settlement in the following manner: (i) 40% of the shares received will be freely transferrable by the beneficiaries as of the moment on which they vest to them; (ii) 30% of the shares received will become transferrable once a year has elapsed as of the 2013 Incentive settlement date; and (iii) the remaining 30% will become transferrable once two years have elapsed as of the 2013 Incentive’s settlement date. All this will be done under the terms and conditions established by the Board of Directors.

These rules on settlement and payment of the shares will not apply to beneficiaries included in section 1.2. below, as special features have been determined for these beneficiaries, mentioned in that section.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

1.2.	The 2013 Incentive beneficiaries who engage in professional activities with a material impact on the risk profile or perform oversight duties, including executive directors and members of the senior management, will have a special system of settlement and payment for 2013. This will be deemed to be the sum of the ordinary variable remuneration and the shares corresponding to the 2013 Incentive (hereinafter the “Annual Variable Remuneration”), pursuant to the following conditions:

•

If as a consequence of the settlement of the 2013 Incentive the shares that will vest to them do not account for at least 50% of their Annual Variable Remuneration, the part of their ordinary variable remuneration necessary to top the amount up to 50% will be delivered in such a way that they receive at least 50% of their Annual Variable Remuneration in shares and the remaining proportion in cash. For this purpose, the value of the shares will be deemed to be the average closing price of the BBA shares in the trading sessions between 15th December 2013 and 15th January 2014, both dates inclusive.

•

The shares received in settlement of the Annual Variable Remuneration will be subject to specific deferral criteria, such that 60% will vest during the first quarter of 2014, and the remaining 40% deferred, so that one third will be payable each year over a three-year period, ie, in the first quarter of 2015, 2016 and 2017. However, other grounds for early settlement may be established in the measures implementing this resolution.

•	This percentage of the deferred shares will increase up to 50% in the case of the executive directors and members of the senior management.

•

The shares corresponding to Annual Variable Remuneration will also be unavailable for one year as of their delivery, and will be subject to updating under the terms established by the Board of Directors.

•	The vesting of deferred shares will be subject to none of the circumstances established by the Board of Directors as limiting or impeding delivery occurring.

The Board of Directors will determine the specific conditions for settlement and payment of the 2013 Annual Variable Remuneration for the different members of this group. It may establish when the part of the Annual Variable Remuneration payable in shares will best and, as applicable, specific criteria for deferral, updating and the timeline for availability in consideration of the aforementioned conditions and the regulatory requirements.

1.3.	The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares that will vest to the management as a result of the System for 2013 is 18.5 million ordinary shares, representing 0.34% of the current share capital of Banco Bilbao Vizcaya Argentaria, S.A. Of this number, a maximum of 600,000 ordinary shares (representing 0.01% of the share capital) may be earmarked for executive directors and 1.7 million ordinary shares (representing 0.03% of the share capital) may be earmarked for the other members of senior management.

The Company may earmark the shares comprising its treasury stock to cover the shares indicated in the previous paragraph or may use another suitable financial system that the Company may determine.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

2.- Confer authority to the Company Board of Directors with powers as broad as required by law and with express powers to delegate the authority to the Executive Committee, the Chairman of the Board of Directors, the President & COO or any other Company director or proxy, to ramify, formalise, implement and settle this resolution, as appropriate: adapting any agreements and signing any public or private documents that may be necessary or advisable for its full efficacy, with powers to remedy, rectify, amend or supplement this resolution, and in particular, by way of example, the following powers:

(a)	To implement the System of Variable Remuneration in Shares for the Management Team applicable to 2013.

(b)	To develop and establish the specific terms and conditions for the System of Variable Remuneration in Shares for the Management Team with respect to everything not envisaged in this resolution. This includes, but is not limited to, determining the timing of the settlement, establishing the grounds on which the System would be settled early and declaring compliance with the conditions that may, where applicable, be linked to such settlement.

(c)	To draw up, sign and present any additional communications and documents that may be necessary or advisable before any public or private body in order to implement, execute and settle the System of Variable Remuneration in Shares for the Management Team, including, where necessary, the corresponding protocols.

(d)	To engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, execute and settle the System of Variable Remuneration in Shares for the Management Team.

(e)	Negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(f)	To draw up and publish any announcements that may be necessary or advisable.

(g)	To draw up, sign, grant and, where applicable, certify any kind of document relating to the System of Variable Remuneration in Shares for the Management Team.

(h)	To adapt the content and conditions of the System to the circumstances or corporate operations that may occur during its term, relating both to BBVA or companies in its Group, and the banks in its peer group for TSR benchmarking, such that the System continues to perform under the same terms and conditions.

(i)	To adapt the contents of the System to the requirements, observations or requests the may be forthcoming from the competent supervisory authorities.

(j)	And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the System of Variable Remuneration in Shares for the Management Team and the previously adopted resolutions.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

RESOLUTIONS UNDER AGENDA ITEM SIX

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2013. Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1 - Torre Picasso and its tax code is B-79104469; it is filed under number S-0692 in the official registry of account auditors in Spain, and in the Madrid Companies Registry under volume 13,650, folio 188, section 8, sheet M-54414.

RESOLUTIONS UNDER AGENDA ITEM SEVEN

Approve the corporate website of Banco Bilbao Vizcaya Argentaria, S.A., with the following web address: www.bbva.com.

RESOLUTIONS UNDER AGENDA ITEM EIGHT

Confer authority to the Board of Directors, with express powers to pass on this authority to the Executive Committee or to the director(s) it deems pertinent as well as to any other person expressly empowered by the Board for the purpose, the necessary and most broad-ranging faculties required under law to establish, interpret, clarify, complete, amend, remedy, develop and execute, at the time deemed fit, each of the resolutions adopted by this General Meeting, draw up and publish the announcements required by law, and carry out such acts as are necessary to obtain permits or filings from the Bank of Spain, in the Ministry of Economic Affairs & Competitiveness, the Ministry of the Treasury & Public Administration; the CNMV (securities exchange authority); the entity tasked with recording book entries; the Companies Registry; and any other public- or private-sector bodies.

Authority is also conferred to the Chairman & CEO, Mr Francisco González Rodríguez; the President & COO, Mr Ángel Cano Fernández; and the Company Secretary & Secretary of the Board, Mr Domingo Armengol Calvo, so that they may severally engage in any acts that may be necessary to implement the resolutions adopted by this General Meeting, in order to file them at the Companies Registry or at any other Registry. These faculties specifically include: appear before the Notary Public to submit the public deeds and notarial certificates deemed necessary or advisable to remedy, ratify, interpret or complete the resolutions adopted; formalise any other public or private document deemed necessary or advisable for the successful implementation and full registration of the resolutions adopted without requiring any further General Meeting resolution; and carry out the mandatory filing of the individual and consolidated annual financial statements at the Companies Registry.

RESOLUTIONS UNDER AGENDA ITEM NINE

Approve, on a consultative basis, the Annual Report on the Remuneration Policy of the Board of Directors, whose transcription has been made available to shareholders together with the rest of the documents relating to the General Meeting since the Notice of Meeting was published.

DISCLAIMER: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 19, 2013	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative